Issuer Free Writing Prospectus

Dated October 5, 2023

Filed Pursuant to Rule 433

Registration Statement No. 333-273947

Pricing Term Sheet

FOX CORPORATION

6.500% Senior Notes due 2033

This Pricing Term Sheet, dated October 5, 2023, is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated October 5, 2023 (the “Preliminary Prospectus Supplement”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Terms Applicable to the Senior Notes

Issuer:	Fox Corporation (the “Issuer”)

Title of Securities:	6.500% Senior Notes due 2033 (the “Senior Notes”)

Aggregate Principal Amount:	$1,250,000,000

Maturity Date:	October 13, 2033

Interest Payment Dates:	April 13 and October 13, commencing April 13, 2024

Record Dates:	April 1 and October 1

Issue Price:	99.204%, plus accrued interest, if any, from October 13, 2023

Coupon:	6.500%

Benchmark Treasury:	3.875% due August 15, 2033

Benchmark Treasury Price and Yield:	93-15; 4.710%

Spread to Benchmark Treasury:	190 basis points

Yield to Maturity:	6.610%

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering of the Senior Notes for general corporate purposes.

Optional Redemption Provisions:	Prior to July 13, 2033 (three (3) months prior to the maturity date of the Senior Notes) (the “Par Call Date”), the Issuer may redeem the Senior Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points less (b) interest accrued to the date of redemption; and (2) 100% of the principal amount of the Senior Notes to be redeemed; plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Senior Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed, plus accrued and unpaid interest thereon to the redemption date.

Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to make an offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest to, but excluding, the date of repurchase.

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Trade Date:	October 5, 2023

Settlement Date:	October 13, 2023 (T+5)

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

Denominations/Multiple:	$2,000 x $1,000

CUSIP/ISIN No.:	35137L AN5 / US35137LAN55

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC, including the Preliminary Prospectus Supplement, for more complete information about the Issuer and this offering of the Senior Notes. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and accompanying prospectus may be obtained by contacting J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179; Telephone: (212) 834-4533 (collect); Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; Telephone: (800) 831-9146; E-mail: prospectus@citi.com; Deutsche Bank Securities Inc., 1 Columbus Circle, New York, NY 10019; Telephone: (800) 503-4611; Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282-2198, Attention: Registration Department; Telephone: (866) 471-2526; or Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attn: Prospectus Department; Telephone: (866) 718-1649; E-mail: prospectus@morganstanley.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg email or another communication system.